EXHIBIT 8.01

FORM OF LEGAL OPINION REGARDING TAX MATTERS

[LETTERHEAD OF SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.]

                    , 200

Capital Bank Corporation

4901 Glenwood Avenue

Raleigh, North Carolina 27612

1st State Bancorp, Inc.

445 S. Main Street

Burlington, North Carolina 27216-1797

Re:	Merger Agreement dated as of June 29, 2005 (the “Agreement”), by and between Capital Bank Corporation, a North Carolina corporation (the “Buyer”), and 1st State Bancorp, Inc., a Virginia corporation (the “Company”).

Gentlemen:

We have acted as counsel to the Buyer in connection with the proposed merger (the “Merger”) of the Company with and into the Buyer pursuant to the terms of the Agreement. This opinion is being rendered pursuant to Section 8.2(d) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

In rendering the opinion set forth below, we have relied, with your permission, upon certain written factual representations of the Buyer and the Company dated as of the date of this letter. We have assumed that any representation or statement made in connection with such representations that is made “to the best of knowledge” or similarly qualified is correct without such qualification. We have also assumed that when a person or entity making a representation has represented that such person or entity either is not a party to or does not have, or is not aware of, any plan or intention, understanding or agreement as to a particular matter, there is in fact no such plan, intention, understanding or agreement. We also have assumed that all such written representations will be true as of the Effective Time.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code, the Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

Based upon and subject to the foregoing, we are of the opinion that, solely for U.S. federal income tax purposes, the Merger, when consummated in accordance with the terms of the Agreement, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Our opinion expressed in this letter is based on current law and upon facts and assumptions as of the date of this letter. Our opinion is subject to change in the event of a change in the applicable law, a change in the interpretation of the applicable law by the courts or by the Internal Revenue Service or a change in any of the facts or assumptions upon which the opinion is based. There is no assurance that legislative, regulatory, administrative or judicial developments may not be forthcoming which would significantly modify the statements or opinion expressed in this letter. Any such developments may or may not be retroactive. This opinion represents our best legal judgment but has no binding effect or official status of any kind. As a result, no assurance can be given that the opinion expressed in this letter will be sustained by a court if contested. The opinion expressed in this letter is not binding on the Internal Revenue Service, and no ruling will be obtained from the Internal Revenue Service with respect to the Merger.

Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent, provided, however, that, notwithstanding the foregoing, we impose no limitation on the disclosure by any party of the tax treatment or tax structure of the Merger (or any related transaction described in the Agreement or the Registration Statement) or of any document, instrument or fact that may be relevant to such tax treatment or tax structure.

US TREASURY DEPARTMENT CIRCULAR 230 DISCLOSURES

To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (a) any discussion of federal tax issues in this letter is not intended or written to be relied upon, and cannot be relied upon, by any taxpayer for the purpose of avoiding penalties that may be imposed on taxpayers under the Code; (b) such discussion was written in connection with the promotion or marketing (within the meaning of Treasury Department Circular 230) of the transactions or matters addressed in this letter; and (c) each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,